

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

July 29, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Robert D. Wachob, President
   and Chief Executive Officer
Rogers Corporation
P.O. Box 188, One Technology Drive
Rogers, Connecticut 06263-0188

Re: Rogers Corporation
         Annual Report on Form 10-K for the FYE December 30, 2007
         Filed on February 27, 2008
         File No. 1-4347

Dear Mr. Wachob:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact Brigitte P. Lippmann, Reviewer at (202) 551-3713

                     Sincerely,

                     Pamela A. Long
                     Assistant Director